Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

DISPOSAL OF MINERAL INTERESTS AND OPTION GRANTED TO DISPOSE OF THE RELATED MINING INFRASTRUCTURE OF EAST RAND PROPRIETARY MINES LIMITED

DRDGOLD shareholders (“Shareholders”) are referred to the announcements published on SENS on 25 July 2014, 29 October 2014 and 5 December 2014 in respect of the proposed disposal of the mining rights of East Rand Proprietary Mines Limited (“ERPM”) and the related mining infrastructure and associated movable machinery, plant and equipment by the Company and Ergo Mining Operations Proprietary Limited to Walcot Capital (“Walcot”), an Australian based entity, (the “Disposal”). In the annual financial statements for the year ended 30 June 2018, DRDGOLD advised Shareholders that the Disposal agreement had lapsed.

On 17 December 2018 (“Signature Date”) and following an approach from a Malaysian-registered exploration start-up, OroTree Limited (“OroTree”), DRDGOLD disposed of ERPM’s underground Mineral Interests (as defined below) to OroTree through the structure and in the manner described more fully below, and granted an option to OroTree to acquire the Mining Infrastructure Assets (as defined below) required to access the deep level underground ounces of ERPM (the “Option”).  DRDGOLD was introduced to OroTree through the agency of the same entity that introduced Walcot.

The underground Mineral Interests, which were disposed of for an aggregate consideration of R4.00, include:

  the mining rights with the Department of Mineral Resources (“DMR”) entitled DMR Ref GP 30/5/1/2/2 150MR and DMR Ref GP 30/5/1/2/2 151MR;
  the prospecting right, as renewed and amended, entitled DMR Ref GP 30/5/1/1/2 243PR; and
  all transferable permits and licences relating thereto.

In terms of the Option granted, OroTree has an option to acquire, entirely at its discretion, on or before 30 June 2019, the following assets and infrastructure:

  ERPM’s Far East Vertical main shaft and ventilation shaft (including the vent shaft winding motor and head-gear singular);
  all associated on-surface and underground mining infrastructure located within the boundaries of the portion of the mining area pertaining to the prospecting right entitled DMR Ref GP 30/5/1/2/2 151MR (registered in the Mineral and Petroleum Titles Registration Office under Ref No 65/2014) (as renewed and amended);  and all transferrable permits and licences relating thereto,

collectively, the “Mining Infrastructure Assets”.

The cession of the Mining Interests was registered in the name of OroTree’s subsidiary, ERPM Extension Area 1 Proprietary Limited, at the DMR on 22 February 2019.

The purchase consideration in respect of the Mining Infrastructure Assets, if OroTree elects to exercise the Option, is US$10.3 million, less an upfront non-refundable fee of US$500 000.00 (“Non-refundable Amount”),  (collectively, “Option Consideration”). The Non-refundable Amount was paid after the Signature Date and is akin to a break fee in the event that the Option is not exercised.

DRDGOLD is of the view that the likelihood of OroTree exercising the Option may be influenced by the availability of funding, and, it being satisfied with the results of its due diligence investigation. In this regard, Shareholders are advised to consider the following:

  the ERPM mine is an ultra-deep gold mine with the vast bulk of the inferred gold resource ounces previously recognised by DRDGOLD in its mining reserve and resource statement, located at between 2 200 and 4 000 metres underground;
  the mine was closed in 2008 after the pumping of underground water was stopped following an incident that rendered continued pumping unsafe, and following which there has been limited maintenance of on-surface infrastructure, and no maintenance of the underground infrastructure;
  the orebody in which the bulk of the inferred resource ounces is recognised by DRDGOLD in its mining reserve and resource statement are located downstream and below the central basin, where the water level is being maintained at approximately 200 metres from the surface, separated by a 50 metre wide water barrier pillar; and
  the infrastructure to re-open the mine and access the deep-level orebody that forms part of the inferred resources recognised by DRDGOLD could require significant capital investment, using the South Deep model as a reference.

The net asset value of the Mining Infrastructure Assets was negative R9.5 million as at 31 December 2018.

The unaudited loss after tax attributable to the Mining Infrastructure Assets was R885 750, as reported in the unaudited interim results for the six months ended 31 December 2018 which were prepared in terms of International Financial Reporting Standards.

In the event that the Option is exercised, the Option Consideration receivable in respect of the Mining Infrastructure Assets will be utilised to bolster the Company’s cash buffer, to the extent required.

In terms of the Listings Requirements of the JSE Limited, the Option is categorised as a category 2 transaction.

Johannesburg

26 February 2019

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